# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jinxin Technology Holding Company, CIK 0001967631
CUSIP: 47760D102
Title of class of securities: Ordinary shares, par value US$0.00001428571428 per share
Address of issuer's principal executive offices: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai, China (F4), 201203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056103

## Reporting persons
- QM Angel I Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 108,500,000; shared voting power 0; sole dispositive power 108,500,000; shared dispositive power 0; aggregate amount beneficially owned 108,500,000 (9.41% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 108,500,000 ordinary shares directly held by QM Angel I Limited, a Hong Kong company wholly-owned by Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership), which is controlled by Zhuhai Zhongguan QM Investment Management Company Limited, its general partner. Zhuhai Zhongguan QM Investment Management Company Limited is ultimately controlled by Mingguo Huang.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
- Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 108,500,000; shared voting power 0; sole dispositive power 108,500,000; shared dispositive power 0; aggregate amount beneficially owned 108,500,000 (9.41% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 108,500,000 ordinary shares directly held by QM Angel I Limited, a Hong Kong company wholly-owned by Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership), which is controlled by Zhuhai Zhongguan QM Investment Management Company Limited, its general partner. Zhuhai Zhongguan QM Investment Management Company Limited is ultimately controlled by Mingguo Huang.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
- Zhuhai Zhongguan QM Investment Management Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 108,500,000; shared voting power 0; sole dispositive power 108,500,000; shared dispositive power 0; aggregate amount beneficially owned 108,500,000 (9.41% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 108,500,000 ordinary shares directly held by QM Angel I Limited, a Hong Kong company wholly-owned by Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership), which is controlled by Zhuhai Zhongguan QM Investment Management Company Limited, its general partner. Zhuhai Zhongguan QM Investment Management Company Limited is ultimately controlled by Mingguo Huang.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
- Mingguo Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 108,500,000; shared voting power 0; sole dispositive power 108,500,000; shared dispositive power 0; aggregate amount beneficially owned 108,500,000 (9.41% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 108,500,000 ordinary shares directly held by QM Angel I Limited, a Hong Kong company wholly-owned by Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership), which is controlled by Zhuhai Zhongguan QM Investment Management Company Limited, its general partner. Zhuhai Zhongguan QM Investment Management Company Limited is ultimately controlled by Mingguo Huang.
  
  (2) For Row 11: the percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.

## Item 1. Issuer
Name of issuer: Jinxin Technology Holding Company
Address of issuer's principal executive offices: Floor 8, Building D, Shengyin Building, Shengxia Road 666, Pudong District, Shanghai 201203, People's Republic of China

## Item 2. Person Filing
Name of person filing:
QM Angel I Limited

Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership)

Zhuhai Zhongguan QM Investment Management Company Limited

Mingguo Huang
Address of principal business office or, if none, residence:
QM Angel I Limited: Suite 3903, 39/F, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong

Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership): Building 13, Guangdong Media Valley, Nansha District, Guangzhou, People's Republic of China

Zhuhai Zhongguan QM Investment Management Company Limited: Building 13, Guangdong Media Valley, Nansha District, Guangzhou, People's Republic of China

Mingguo Huang: FLAT B, 9/F, TOWER 8, CULLINAN WEST, 28 SHAM MONG ROAD, KOWLOON, HONG KONG
Citizenship:
QM Angel I Limited: Hong Kong

Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership): People's Republic of China

Zhuhai Zhongguan QM Investment Management Company Limited: People's Republic of China

Mingguo Huang: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
QM Angel I Limited: 108,500,000

Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership): 108,500,000

Zhuhai Zhongguan QM Investment Management Company Limited: 108,500,000

Mingguo Huang: 108,500,000

Represents 108,500,000 ordinary shares directly held by QM Angel I Limited, a Hong Kong company wholly-owned by Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership), which is controlled by Zhuhai Zhongguan QM Investment Management Company Limited, its general partner. Zhuhai Zhongguan QM Investment Management Company Limited is ultimately controlled by Mingguo Huang.
Percent of class:
QM Angel I Limited: 9.41%

Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership): 9.41%

Zhuhai Zhongguan QM Investment Management Company Limited: 9.41%

Mingguo Huang: 9.41%

The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 1,152,740,747 ordinary shares issued and outstanding immediately after the completion of the Issuer's initial public offering, as reported in its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 6, 2024.
Sole power to vote or to direct the vote:
QM Angel I Limited: 108,500,000

Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership): 108,500,000

Zhuhai Zhongguan QM Investment Management Company Limited: 108,500,000

Mingguo Huang: 108,500,000
Shared power to vote or to direct the vote:
QM Angel I Limited: 0

Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership): 0

Zhuhai Zhongguan QM Investment Management Company Limited: 0

Mingguo Huang: 0
Sole power to dispose or to direct the disposition:
QM Angel I Limited: 108,500,000

Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership): 108,500,000

Zhuhai Zhongguan QM Investment Management Company Limited: 108,500,000

Mingguo Huang: 108,500,000
Shared power to dispose or to direct the disposition:
QM Angel I Limited: 0

Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership): 0

Zhuhai Zhongguan QM Investment Management Company Limited: 0

Mingguo Huang: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- QM Angel I Limited: /s/ Mingguo Huang, Mingguo Huang, Director (02/14/2025)
- Zhuhai Zhongguan QM Venture Investment Enterprise (Limited Partnership): /s/ Mingguo Huang, Mingguo Huang, Director (02/14/2025)
- Zhuhai Zhongguan QM Investment Management Company Limited: /s/ Mingguo Huang, Mingguo Huang, Director (02/14/2025)
- Mingguo Huang: /s/ Mingguo Huang, Mingguo Huang (02/14/2025)